UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

SciPlay Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

809087109

(CUSIP Number)

ANDREW FREEDMAN, ESQ.

SEBASTIAN ALSHEIMER, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 30, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 809087109

1	NAME OF REPORTING PERSON

ENGINE CAPITAL LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,348,862
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,348,862
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,348,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 809087109

1	NAME OF REPORTING PERSON

ENGINE JET CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		256,239
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

256,239
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

256,239
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 809087109

1	NAME OF REPORTING PERSON

ENGINE AIRFLOW CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		378,106
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

378,106
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

378,106
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 809087109

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,983,207
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,983,207
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,983,207
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 809087109

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,983,207
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,983,207
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,983,207
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 809087109

1	NAME OF REPORTING PERSON

ENGINE INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,605,101
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,605,101
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,605,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 809087109

1	NAME OF REPORTING PERSON

ENGINE INVESTMENTS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		378,106
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

378,106
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

378,106
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 809087109

1	NAME OF REPORTING PERSON

ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BELGIUM
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,983,207
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,983,207
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,983,207
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 809087109

1	NAME OF REPORTING PERSON

ALAN L. BAZAAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 809087109

1	NAME OF REPORTING PERSON

BRADLEY T. FAVREAU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 809087109

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Class A Common Stock, $0.001 par value per share (the “Shares”), of SciPlay Corporation, a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6601 Bermuda Road, Las Vegas, Nevada 89119.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Engine Capital LP, a Delaware limited partnership (“Engine Capital”), with respect to the Shares directly and beneficially owned by it;
(ii)	Engine Jet Capital, L.P., a Delaware limited partnership (“Engine Jet”), with respect to the Shares directly and beneficially owned by it;
(iii)	Engine Airflow Capital, L.P., a Delaware limited partnership (“Engine Airflow”), with respect to the Shares directly and beneficially owned by it;
(iv)	Engine Capital Management, LP, a Delaware limited partnership (“Engine Management”), as the investment manager of each of Engine Capital, Engine Jet and Engine Airflow;
(v)	Engine Capital Management GP, LLC, a Delaware limited liability company (“Engine GP”), as the general partner of Engine Management;
(vi)	Engine Investments, LLC, a Delaware limited liability company (“Engine Investments”), as the general partner of each of Engine Capital and Engine Jet;
(vii)	Engine Investments II, LLC, a Delaware limited liability company (“Engine Investments II”), as the general partner of Engine Airflow;
(viii)	Arnaud Ajdler, as the managing partner of Engine Management and the managing member of each of Engine GP, Engine Investments and Engine Investments II (together with Engine Capital, Engine Jet, Engine Airflow, Engine Management, Engine GP, Engine Investments, and Engine Investments II, the “Engine Group”);
(ix)	Alan L. Bazaar, as a nominee for the Board of Directors of the Issuer (the “Board”); and
(x)	Bradley T. Favreau, as a nominee for the Board (together with Mr. Bazaar, the “Nominees”).

12

CUSIP No. 809087109

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of each of Engine Capital, Engine Jet, Engine Airflow, Engine Management, Engine GP, Engine Investments, Engine Investments II, and Messrs. Ajdler and Favreau is 1345 Avenue of the Americas, 33rd Floor, New York, New York 10105. The principal business address of Mr. Bazaar is 9 Bedford Road, Katonah, New York, NY 10536.

(c)       The principal business of each of Engine Capital, Engine Jet and Engine Airflow is investing in securities. Engine Management is the investment manager of each of Engine Capital, Engine Jet and Engine Airflow. Engine GP serves as the general partner of Engine Management. Engine Investments serves as the general partner of each of Engine Capital and Engine Jet. Engine Investments II serves as the general partner of Engine Airflow. Mr. Ajdler serves as the managing partner of Engine Management and the managing member of each of Engine GP, Engine Investments and Engine Investments II. The principal occupation of Mr. Favreau is serving as a Partner at Engine Management. The principal occupation of Mr. Bazaar is serving as the CEO of Hollow Brook Wealth Management LLC.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Ajdler is a citizen of Belgium. Messrs. Bazaar and Favreau are citizens of the Unites States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Engine Capital, Engine Jet and Engine Airflow were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,348,862 Shares beneficially owned by Engine Capital is approximately $18,865,939, including brokerage commissions. The aggregate purchase price of the 256,239 Shares beneficially owned by Engine Jet is approximately $3,639,448, including brokerage commissions. The aggregate purchase price of the 378,106 Shares beneficially owned by Engine Capital is approximately $4,999,995, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

13

CUSIP No. 809087109

On March 11, 2022, Engine Capital delivered a letter to the Issuer (the “Nomination Notice”) nominating a two highly-qualified candidates, Alan L. Bazaar and Bradley T. Favreau for election to the Board at the Issuer’s 2022 annual meeting of stockholders (the “2021 Annual Meeting”). The Reporting Persons believe they have the necessary experience, qualifications, and skill sets to serve as directors of the Issuer, which are described in more detail in their biographies below.

The Nominees are:

Alan L. Bazaar, age 51, has served as the CEO of Hollow Brook Wealth Management LLC, an investment advisory services firm, where he is responsible for firm-wide operations, investment research, and portfolio management, since January 2013, and before that, as a Managing Director, from 2010 to 2012. Prior to that, Mr. Bazaar was a Managing Director and Portfolio Manager at Richard L. Scott Investments, LLC, a private investment firm, where he co-managed the public equity portfolio and was responsible for all elements of due diligence, from July 1999 until December 2009. Previously, Mr. Bazaar was employed by Arthur Anderson LLP in the Assurance and Financial Buyer’s Practices group and in the Business Fraud and Investigation Services Unit. Currently, Mr. Bazaar serves as the Chairman of the Board of Directors of Wireless Telecom Group, Inc. (NYSE AMERICAN: WTT), which designs and manufactures radio frequency and microwave-based products for wireless and advanced communications industries, since April 2014, and as a director, since June 2013. Previously, Mr. Bazaar served on the Board of Directors of each of PDL BioPharma, Inc. (formerly NASDAQ: PDLI), a developer of innovative therapeutics and healthcare technologies, from February 2020 to March 2021, Hudson Global, Inc. (NASDAQ: HSON), a talent solutions provider, from June 2015 to May 2019, Sparton Corporation (formerly NYSE: SPA) a provider of design, development and manufacturer services for complex electromechanical devices, from May 2016 until it was acquired by Sparton Parent, Inc. (f/k/a Striker Parent 2018, LLC), an affiliate of Cerberus Capital Management, L.P., in May 2019, LoJack Corporation (formerly NASDAQ: LOJN), a provider of products and services for tracking and recovering cars, trucks, and other valuable mobile assets, from March 2015 until it was acquired by CalAmp Corp. (NASDAQ: CAMP) in March 2016, NTS, Inc. (formerly NYSE AMERICAN: NTS), a provider of advanced communication services, from December 2012 until it was acquired by an affiliate of private equity firm, Tower Three Partners LLC, in June 2014, and Media Sciences International, Inc. (formerly NASDAQ: MSII), a manufacturer and distributor of business color printer supplies and industrial ink applications in the United States, from 2004 to April 2008. Mr. Bazaar also previously served as a director of Airco Industries, Inc., a privately held manufacturer of aerospace products. Mr. Bazaar holds a B.A. from Bucknell University and both an M.S. in Accounting and an M.B.A. from the Stern School of Business at New York University. Mr. Bazaar is a Certified Public Accountant (inactive).

Bradley T. Favreau, age 39, has served as a Partner at Engine Capital Management, LP, a value-oriented investment firm, since 2013. Prior to his current role at Engine Capital Management, LP, in 2011, Mr. Favreau served as a consultant to HUSCO International, a global leader in the development and manufacture of hydraulic and electro-hydraulic controls of off-highway applications. Previously, Mr. Favreau worked as an investment professional at Apax Partners, an international private equity investment group, from 2007 to 2009, and a member of the Mergers and Acquisitions Group at UBS AG (NYSE: UBS), a multinational investment bank and financial services company, from 2005 to 2007. Mr. Favreau currently serves on the Board of Directors of the MYR Group Inc. (NASDAQ: MYRG), a holding company of specialty electrical construction service providers, since April 2016. Previously, Mr. Favreau served as a member of the Board of Directors of RDM Corporation (TSE: RC) (“RDM”), a provider of remote deposit capture software and hardware and digital imaging solutions, from March 2015 until April 2017 when RDM was acquired by the Deluxe Corporation (NYSE: DLX). Mr. Favreau received a B.S. from the Kelley School of Business at Indiana University and an M.B.A. from Columbia Business School.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 24,561,301 Shares outstanding as of February 24, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 2, 2022.

14

CUSIP No. 809087109

A.	Engine Capital
(a)	As of the date hereof, Engine Capital directly owned 1,348,862 Shares.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 1,348,862
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,348,862
4. Shared power to dispose or direct the disposition: 0

B.	Engine Jet
(a)	As of the date hereof, Engine Jet directly owned 256,239 Shares.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 256,239
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 256,239
4. Shared power to dispose or direct the disposition: 0

C.	Engine Airflow
(a)	As of the date hereof, Engine Jet directly owned 378,106 Shares.

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 378,106
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 378,106
4. Shared power to dispose or direct the disposition: 0

D.	Engine Management
(a)	Engine Management, as the investment manager of each of Engine Capital, Engine Jet and Engine Airflow, may be deemed to beneficially own the 1,983,207 Shares owned in the aggregate by Engine Capital, Engine Jet and Engine Airflow.

Percentage: Approximately 8.1%

(b)	1. Sole power to vote or direct vote: 1,983,207
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,983,207
4. Shared power to dispose or direct the disposition: 0

15

CUSIP No. 809087109

E.	Engine GP
(a)	Engine GP, as the general partner of Engine Management, may be deemed to beneficially own the 1,983,207 Shares owned in the aggregate by Engine Capital, Engine Jet and Engine Airflow.

Percentage: Approximately 8.1%

(b)	1. Sole power to vote or direct vote: 1,983,207
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,983,207
4. Shared power to dispose or direct the disposition: 0

F.	Engine Investments
(a)	Engine Investments, as the general partner of each of Engine Capital and Engine Jet, may be deemed to beneficially own the 1,605,101 Shares owned in the aggregate by Engine Capital and Engine Jet.

Percentage: Approximately 6.5%

(b)	1. Sole power to vote or direct vote: 1,605,101
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,605,101
4. Shared power to dispose or direct the disposition: 0

G.	Engine Investments II
(a)	Engine Investments II, as the general partner of Engine Airflow, may be deemed to beneficially own the 378,106 Shares owned in the aggregate by Engine Airflow.

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 378,106
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 378,106
4. Shared power to dispose or direct the disposition: 0

H.	Arnaud Ajdler
(a)	Mr. Ajdler, as the managing partner of Engine Management and the managing member of each of Engine GP, Engine Investments and Engine Investments II, may be deemed to beneficially own the 1,983,207 Shares owned in the aggregate by Engine Capital, Engine Jet and Engine Airflow.

Percentage: Approximately 8.1%

(b)	1. Sole power to vote or direct vote: 1,983,207
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,983,207
4. Shared power to dispose or direct the disposition: 0

16

CUSIP No. 809087109

H.	Messrs. Bazaar and Favreau
(a)	As of the close of business on March 11, 2022, neither of Messrs. Bazaar nor Favreau beneficially owned any Shares.

Percentage: Approximately 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)	The transactions in the Securities during the past 60 days by certain of the Reporting Persons are set forth on Schedule A attached hereto and are incorporated herein by reference.
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 11, 2022, the Reporting Persons entered into a Joint Filing and Solicitation Agreement (the “Joint Filing and Solicitation Agreement”) in connection with the Annual Meeting, pursuant to which, among other things, the parties agreed (a) to solicit proxies for the election of the Nominees at the Annual Meeting, (b) that the Nominees would not enter into any transactions in the securities of the Issuer without the prior written consent of the Engine Group and (c) that the Engine Group would bear all expenses incurred in connection with the group’s activities, including approved expenses incurred by any of the parties in connection with the Solicitation (as defined below), subject to certain limitations. A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Engine Capital, together with its affiliates, has signed a letter agreement with Mr. Bazaar (the “Indemnification Agreement”), pursuant to which it and its affiliates have agreed to indemnify such Nominee against certain claims arising from the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting and any related transactions (the “Solicitation”). For the avoidance of doubt, such indemnification does not apply to any claims made against Mr. Bazaar in his capacity as director of the Issuer, if so elected. A form of Indemnification Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

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Each of the Nominees has granted Mr. Ajdler power of attorney (the “POAs”) to execute certain SEC filings and other documents in connection with the Solicitation. A form of POA is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing and Solicitation Agreement, dated March 11, 2022.
99.2	Form of Indemnification Agreement
99.3	Form of Power of Attorney

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2022

Engine Capital, L.P.

By:	Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Jet Capital, L.P.

By:	Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Airflow Capital, L.P.

By:	Engine Investments II, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital Management, LP

By:	Engine Capital Management GP, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

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CUSIP No. 809087109

Engine Capital Management GP, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Investments, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Investments II, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

/s/ Arnaud Ajdler
Arnaud Ajdler Individually and as attorney-in-fact for Alan L. Bazaar and Bradley T. Favreau

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CUSIP No. 809087109

SCHEDULE A

Transactions in the Securities of the Issuer During the Past 60 Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase

ENGINE CAPITAL LP

Purchase of Class A Common Stock	5,917	11.0000	01/24/2022
Sale of Class A Common Stock	(60,314)	13.6351	02/15/2022

ENGINE JET CAPITAL, L.P.

Purchase of Class A Common Stock	2,940	11.0000	01/24/2022
Purchase of Class A Common Stock	1,143	11.0000	01/24/2022
Sale of Class A Common Stock	(4,375)	13.6351	02/15/2022
Sale of Class A Common Stock	(11,510)	13.6351	02/15/2022